TuneGO: Unlocking the Superfan Economy

WHY TUNEGO?

The music industry is undergoing a monumental shift, and TuneGO is at the forefront. Our platform eliminates middlemen like streaming services and ticketing agencies, allowing artists to connect directly with superfans. With a **$4.5 billion addressable market** for Superfan products and experiences, we're uniquely positioned to transform the way artists engage fans and generate revenue.

The Market Opportunity



The global music industry generated $98 billion in 2023 and is projected to grow to $163 billion by 2030.



20% of music fans are superfans, and they spend 80% more than casual listeners, representing a major untapped revenue source.



Goldman Sachs highlights a $4.5 billion opportunity in the Superfan economy, which TuneGO is primed to lead.

What Sets TuneGO Apart?



Patented Technology

TuneGO's platform is secured by 15 granted patents, giving us a competitive edge in direct-to-fan engagement.



Validated by Top Artists

We've completed proof-of-concept projects with major artists like Snoop Dogg and Usher, and we're in discussions with leading record labels for long-term rollouts.



Revenue Model

TuneGO earns 20% on direct music sales and 3.5% on fan-to-fan music sales, with potential future revenue from fan subscriptions.

TuneGO By the Numbers

15

...patents protect our proprietary Vault and Superfan engagement technologies.

56M

...projected fan accounts by 2027, with over 11 million Superfans.

$29M

...projected EBITDA by 2027, highlighting a clear path to profitablity.

A Team You Can Trust



John Kohl (CEO)

Raised over $25 million and grew TuneGO's valuation from $7.5 million to $110 million



Stacy Haitsuka (CTO)

Co-founded NetZero and scaled it to a $3 billion valuation post-IPO



Ofek Hayon (COO)

Brings extensive experience in global operations and growth capital strategies

JOIN US IN SHAPING THE FUTURE OF MUSIC

Become a part of the movement that's revolutionizing the music industry. By investing in TuneGO, you'll help empower artists, engage superfans, and capture a share of the $4.5 billion Superfan economy.

᪶TUNEGO



TUNEGO

EXECUTIVE SUMMARY

REVOLUTIONIZING THE MUSIC INDUSTRY THROUGH DIRECT-TO-FAN ENGAGEMENT

Why TuneGO?

TuneGO is positioned to revolutionize the $163 billion global music industry by focusing on the underserved $4.5 billion Superfan economy. Artists and record labels struggle to directly connect with their fans and maximize revenue potential. Traditional streaming services and middlemen limit the ways artists can engage with fans, leaving substantial revenue opportunities untapped.

TuneGO empowers artists and labels to sell music and merchandise directly to superfans through a B2C SaaS platform, driving increased fan engagement, loyalty, and monetization. With patented technology, TuneGO provides the infrastructure needed for direct-to-consumer (D2C) sales and fan interactions at scale.

Market Opportunity: Capturing the Growing Superfan Market

The global music industry is poised to grow from $98 billion in 2023 to $163 billion by 2030 (source: Goldman Sachs), driven by direct-to-fan experiences and superfans. Superfans, who make up 20% of the audience, spend 80% more than regular fans. TuneGO is uniquely positioned to capture this market with its suite of direct-to-fan products and services.

With fan subscriptions launching in 2026 and artist-driven direct music sales through the TuneGO platform, TuneGO is expected to become the go-to platform for artists looking to engage superfans. The company is expanding beyond music into other verticals, such as sports and film, using its patented technology to secure digital assets and fan engagement data.

Patented Technology and Competitive Advantage

TuneGO has 15 granted patents securing its competitive edge in direct-to-consumer fan engagement. The company's proprietary Vault technology protects artist metadata and digital assets while facilitating fan-to-fan sales and collectibles, creating new revenue streams for artists and record labels. Unlike streaming platforms, which offer limited artist-fan interaction, TuneGO provides artists with full control of their music assets and fan data. This gives TuneGO a defensible long-term advantage as artists shift towards direct monetization.

Revenue Model: Diversified and Scalable

TuneGO has built a diversified revenue model with multiple streams to ensure long-term growth. The company earns 20% on direct music sales and 3.5% on fan-to-fan resales. In 2026, TuneGO will launch its subscription service, providing a new revenue stream for superfans to access exclusive content. Additional monetization opportunities include:

- Live event activations that engage fans in real-time.
- Digital collectibles tied to exclusive content and events.
- Fan-to-fan marketplace for reselling music and merchandise.

Growth Projections and Financial Highlights

TuneGO's business model is designed for high scalability. By 2027, the company is projected to reach:

- 56 million fan accounts, including 11 million superfans.
- A gross profit of $52 million and an EBITDA of $29 million.
- Major label partnerships and growing relationships with independent artists are expected to drive further artist onboarding and fan growth.

These financial highlights position TuneGO for significant profitability as it scales globally.

Strategic Partnerships and Industry Validation

TuneGO has earned the trust of industry leaders such as Snoop Dogg, Usher, Method Man, Sony Music Publishing, and Primary Wave. These partnerships validate TuneGO's platform and demonstrate the company's potential to disrupt traditional music distribution channels. Furthermore, the company's patented technology and scalable infrastructure allow it to expand across different entertainment verticals.

The Team Behind the Vision

TuneGO is led by a highly experienced team with a proven track record of success:

- **John Kohl (CEO):** Raised over $25 million and grew TuneGO from a $7.5 million to $110 million valuation.
- **Stacy Haitsuka (CTO):** Co-founded NetZero, scaling the company to a $3 billion valuation after its IPO.
- **Ofek Hayon (COO):** Brings expertise in global operations, product innovation, and growth capital strategies..

The leadership team's extensive background in building and scaling tech companies positions TuneGO to execute its ambitious growth plans.

Join Us in Revolutionizing the Music Industry

The time to invest in TuneGO is now. By leveraging our patented technology, strong industry relationships, and expanding market opportunities, TuneGO is well-positioned to become a leader in the Superfan economy and direct-to-consumer music sales.

Investors are invited to join TuneGO in shaping the future of the music industry by unlocking new revenue opportunities for artists and engaging superfans at scale.

This draft should cover all key points without overwhelming investors. Let me know if you'd like to make any adjustments or add further details!




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	2026	2025
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...rtists	20,000	5,000
...mulative)	30,439,615	8,615,417
	6,087,923	1,723,083
	9,131,885	2,584,625
	10,653,865	3,015,396
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FINANCIAL PROJECTIONS

	2025	2026
	$18,716,993	$114,970,430
	$3,743,399	$26,829,477
	$1,123,020	$8,048,843
	$2,620,379	$18,780,634
	$6,550,947	$13,414,739
	-($3,930,568)	$5,365,895

USE OF PROCEEDS

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INVEST NOW



BOR STATEMENT

ard-looking statements, including but not limited to, statements regar
e position, future financial projections, and objectives of managemen
based on our current expectations, estimates, projections, and assu
ies that could cause actual results or outcomes to differ materially fro
ents.

e often identified by words such as "anticipates," "believes," "estimat
ks," "should," "will," and similar expressions. These statements are n
and uncertainties that are difficult to predict. Factors that could caus
mited to, changes in market conditions, customer demand, regulator

ce undue reliance on these forward-looking statements, which speak
obligation to update any forward-looking statements to reflect new in
y law. Investors should evaluate the forward-looking statements in th

nies involves risks, including the loss of your entire investment. Poten
d should consult their own legal, financial, and tax advisors to determ